UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the year ended December 31, 2020

The3rdBevCo Inc.

(Exact name of issuer as specified in its charter)

New York	84-3292369
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2805 Veterans Highway, Suite 15

Ronkonkoma, NY 11779

(Full mailing address of principal executive offices)

516-448-6009

(Issuer’s telephone number, including area code)

Common Stock, par value $0.0001

(Title of each class of securities issued pursuant to Regulation A)

i

Item 1. Business

Company Overview

Description of Business

The3rdBevco Inc. (the “Company”, “we”, “our”, “us”) was originally incorporated on October 2, 2019 as LAID Beverages Inc. (LAID) under the laws of the State of New York. On January 24, 2020, we changed our name from LAID Beverages Inc. to The3rdBevco Inc. to reflect a multi-brand beverage company. We are a development stage beverage company that intends to offer a diverse portfolio of on-trend branded products including energy drinks, Cannabidiol (CBD) infused drinks and non-alcoholic spirits. These products will come in sleek, colorful, no-nonsense packaging, giving buyers the energy, confidence, and pleasure to make the most of their moment. We are a development stage company with minimal assets and no revenue. We have a business plan and fully developed product offerings that are ready for production and distribution. We will require outside capital of approximately $30 million in order to implement our business plan.

Product Brands

We are focused on future development, production, marketing, selling and distribution of vitamin-enriched energy drinks with zero calories, sugars, carbs, and no artificial flavors. We expect to focus on production of our energy drinks under the following brand names:

●	LAID - This beverage is our signature energy drink that offers essential vitamins including amino acids (branched-chain amino acids, L-Arginine, and L-Carnitine), antioxidants (Coenzyme Q10), and other natural ingredients such as panax ginseng and maca root extracts. Our energy drink will be made available in 15 different flavors and packaged in single server slim aluminum cans for on the go consumption. This product will be marketed to customers that desire a product with essential vitamins that facilitate muscle-building, focus, stamina, and sexual performance.

●	CHILL’D - This beverage is a CBD infused drink that will be made available as an energy shot and ready-to-drink Cold Brew Super Coffee. Our energy shot beverage will be available in a zero-calorie, single-serving size with six flavors. Our Cold Brew Super Coffee will be made available in 3 different flavors and packaged in single server slim aluminum cans for on the go consumption. This product will be marketed to customers that desire potential health benefits to relieve pain, anxiety, stress, fatigue, and inflammation of CBD infused products.

●	ProsecGO - This beverage is a vitamin-enriched, non-alcoholic sparkling beverage that tastes similar to Italian champagne. This beverage will be made available in five fruit flavors and packaged in slim aluminum cans. This product will be marketed to customers that desire a non-alcoholic alternative.

●	TB Keto™ - This food product is a turkey bacon chip alternative to traditional potato chips. This product will be made of 100% low sodium turkey bacon and flavored with a proprietary blend of seasonings. This product will be marketed to customers that desire a healthier alternative to traditional snack foods.

Our beverage products are not marketed or intended to diagnose, treat, cure, or prevent any disease. None of our beverage products require clearance from the Food and Drug Administration (FDA). All of our beverage products are made with the highest-quality ingredients which we responsibly source from US-based suppliers that adhere to our strict production guidelines. We outsource our beverage production to a US-based pharmaceutical company with the production expertise and capacity to oversee our production and distribution requirements. We do not intend to utilize foreign supply chain networks to source any ingredients or use to produce our beverage products.

Wellness Drink Market Industry Overview

Energy Drink Sector

The global energy drink market includes beverages that contain caffeine, taurine, vitamins, and other stimulants, and are aggressively marketed as consumable products that boost mental alertness and physical stamina. These beverages may or may not be carbonated. Over the last two decades the fastest growing customer segment in the energy drink market are young adults (ages 20 to 39). According to an industry report published by Allied Market Research, global energy market sales were approximately $53 billion in 2018 and estimated to reach more than $86 billion in sales by 2026, representing a compound annual growth rate of 7.2%. The sizeable market opportunity in the energy drink market has attracted several competitors, including large multination beverage companies and even 7-Eleven to develop their own energy drinks in this market segment.

Cannabis Infused Drink Sector

The global CBD drink market is highly fragmented in nature, owing to the presence of the small and medium scale companies. Canadian companies have a significant presence in this market as they were faster to adopt legalization of marijuana for medical and recreational purposes. North America is now estimated to be the fastest and largest market driven by the legalization of marijuana for medical and recreational purpose, including some states which allow the use of low THC and high CBD products for medical purposes, resulting in high demand for CBD infused drinks. The widespread adoption of such legislation around the United States is anticipated to positively influence the growth in this market segment. According to a recent report by Grand View Research, Inc., the global CBD beverage market size is expected to reach $2.8 billion by 2025, representing a compound annual growth rate of 17.8%. Anticipation of this projected market opportunity explains why cannabis-infused beverages are being developed by Coors, Budweiser, and Coca-Cola.

Non-Alcoholic Spirits Drink Sector

The non-alcoholic beverages market consists of sales of beverages that do not contain any alcohol. According to a recent report by Nielsen, the non-alcoholic spirits drink sector has grown due to growing awareness for health and wellness and has lowered demand for the sugared carbonated soft drinks, such as carbonated beverages and lemonades. Spending is shifting towards healthier, less-sugared products like bottled water and some non-carbonated soft drinks (like ready-to-drink tea and coffee) that are ready for consumption away from home. According to a recent report by Grand View Research, Inc., the global non-alcoholic spirits market size was valued $967 billion by 2020, expanding at a compound annual growth rate of 9.3% through 2023, with estimated sales of $417 billion in 2020. Anticipation of this market growth explains why global beverage brands AB InBev and Coca-Cola project that one-fifth of their overall sales will be made by their Non-Alcoholic Spirits brands in the next five years.

Alternative Snack Foods

The types of snacks global consumers are choosing is evolving and disrupting the traditional snack market. Healthier snacks are in high demand due to changing dietary habits and rapid urbanization in the developing countries. Alternative snacks range from plant-based jerky bars to oat milk yogurt to flavored almond butter squeeze packs. Chip manufacturers have been extremely responsive to consumers’ needs for healthy snacks. According to a recent global snack foods industry report by Report Linker, the global market for snack foods is estimated at US$493.4 Billion in the year 2020, is projected to reach a revised size of US$732.6 Billion by 2026, growing at a CAGR of 6.7%. The snack foods market in the U.S. is estimated at US$164.8 Billion in the year 2021.

Our industry research above indicates there is strong market for all product offerings; and changing consumer taste preferences should allow for multiple product offerings that can compete against larger competitors.

Market Demand, Competition and Composition

Consumer Demand Characteristics

Consumption of energy drinks has been increasing dramatically in the past two decades, particularly among the millennial population, between the ages of 18-35. North America is the major market for energy drinks due to changing tastes and preferences towards health conscientious consumables. Outside of North America demand is growing in Europe and Asia-Pacific, due to changing demographics and related increasing consumer adoption rate in the region, as a result of increased marketing efforts by the key players. Markets in South America and Middle East & Africa are comparatively smaller and are expected to grow in the coming years as local demographics in those areas change.

Market Competition

The energy drink market is dominated by several large beverage companies with significant financial resources, strong products, and brands, all of which make it hard for the new and small companies to compete. The major industry players in the energy drink market are Red Bull, Monster Beverage Corporation, Rockstar Inc., The Coca-Cola Company, PepsiCo, Arizona Beverage Company, National Beverage Corp., Dr. Pepper Snapple Group, Living Essentials, and Cloud 9.

Most of these competitors create product awareness through advertising and celebrity endorsement which is expensive for small and development stage companies. In addition to this, large well-funded beverage companies sponsor major sports events.

Target Market and Fit

Our targeted market is the millennial population, and we believe that our drink offerings can be uniquely positioned against larger competitors and marketed to this market population effectively through social media, mobile and dating applications used by our target market. According to studies conducted by McKinsey (2017) and IPSOS (2018), bold masculinity is becoming unappealing to Millennials and Gen Z and companies that design their products with these elements suffered financial losses on these product offerings. Our strategy is to listen to our target customers desires and design a product offering and packaging that is playful with bursts of color to match its flavors, logos, and fonts with personality. We believe that our designs appeal to all and are simple, clean, premium, and positive.

We anticipate that customers will purchase our beverage offerings for the following occasions:

●	LAID is perfect not only for the gym, but for a business meeting, a late night or early morning, and for intimacy.

●	CHILL’D is designed for convenient on-the-go energy and is packaged perfectly for quick-grab impulse buying.

●	ProseccGO’s aesthetic boasts the luxury of actual champagne without the alcohol, making it a premium upscale alternative convenient in a can.

●	TB Keto™ is a diet friendly alternative to traditional potato chips designed to meet taste and preferences of health conscientious consumers.

Our products are free of additives and unhealthy substitutes. Additionally, our product is not currently offered in the market and we believe that demand for such an offering is growing and represents an unmet consumer preference in the market.

LAID, CHILL’D, ProseccGO and TB Keto™ products will be available immediately online directly to consumers and through retailers. We plan to distribution our product through established relationships with several mainstream distribution partners which have an active network of 35,000 retail locations, including popular chain store retailers.

Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Year Ended December 31, 2020 as compared to the Period Since Inception (October 2, 2019) through December 31, 2019 (“last year”)

Revenues. We are a development stage corporation with limited operations and no revenues from our business operations during the year ended December 31, 2020 or 2019.

Operating Expenses. Our operating expenses principally consist of salary and related expenses paid to our Chief Executive Officer and sole employee, professional fees paid to start-up consultants and advisors, rent and general administrative costs to support the Company’s start-up operations. During the year ended December 31, 2020, operating expenses were $339,361 compared to $562,199 in 2019. Excluding a one-time brand development expense of $500,000 incurred last year with our founder and majority stockholder, operating expenses increased $277,162 in 2020. The increase was due primarily due to a full year of officer compensation (as compared to 3 months last year) and professional fees incurred in connection with launching the Company’s filing of a Regulation A Tier 2 offering. The remaining increase was due to rent and other administrative costs.

Provision for Income Taxes. We have no provision for income taxes as the Company is generating net operating losses. The Company placed a full valuation allowance against approximately $235,681 in deferred tax assets generated since inception due to the uncertainty of generating taxable income to utilize the deferred tax assets. The Company does not expect to incur significant income tax expense until significant operations commence.

Net Loss. Our net loss for the year ended December 31, 2020, was $339,582 as compared to $562,199 in 2019.

Liquidity and Capital Resources

Net Working Capital

As of December 31, 2020, we had a cash balance of $230 and a net negative working capital balance of $901,241. We are an early development stage company with significantly limited financial resources and our plan to enter the energy drink beverage market cannot be funded with our existing resources. We plan to raise additional bridge financing over the next 12-16 months using convertible promissory notes while we continue to raise permanent capital through our Regulation A Tier 2 offering.

Going Concern

We are a development stage corporation with limited operations and no revenues from our business operations. Our auditors have issued a going concern opinion. This means that our auditors believe there is substantial doubt that we can continue as an on-going business for the next twelve months. We do not anticipate that we will generate significant revenues until we have raised the funds necessary to conduct a marketing program and produce inventory. There is no assurance we will ever generate revenue even if we raised all necessary funds.

Our management team is focused on raising capital, including first the sale of equity securities, which may not be available on commercially reasonable terms if at all, to fund our business plans to develop, market, sell and distribute our energy drinks. If such financing is not available on satisfactory terms, we may be unable to continue our business as desired and our operating results will be adversely affected.

During the year ended December 31, 2020, we issued two six-month convertible promissory notes totaling $33,200 bearing interest at 11% per annum. On October 20, 2021, we repaid all principal and interest related to $25,000 of the convertible notes. On May 16, 2021, we extended the maturity date for the remaining $8,200 in convertible notes to May 16, 2022.

We believe that our capital resources are insufficient for ongoing operations, with minimal current cash reserves, particularly given the resources necessary to expand our business. We will likely require considerable amounts of financing to make any significant advancement in our business strategy to develop, market, sell and distribution our energy drinks. As we cannot predict the time at which revenue will exceed expenses, we anticipate the need to raise capital through additional equity issuances in other established public stock exchanges. There is presently no agreement in place that will guarantee financing for us, and we cannot assure you that we will be able to raise any additional funds, or that such funds will be available on acceptable terms. Funds raised through future equity financing will likely be substantially dilutive to current shareholders. Lack of additional funds will materially affect our business and may cause us to substantially curtail or even cease operations. Consequently, you could incur a loss of your entire investment in our business. We believe these cumulative factors raise doubt about our ability to continue as a going concern.

Cash Flows from Operating Activities

●	Net cash used in operating activities for the year ended December 31, 2020 was $33,970 related to cash paid to partially settle accrued officer compensation.

●	Net cash used in operating activities during the period from October 2, 2019 (Inception) through December 31, 2019 was $40, related to cash paid for administrative costs.

Cash Flows from Investing Activities

●	There were no significant cash investing activities during the year ended December 31, 2020 or during the period from October 2, 2019 (Inception) through December 31, 2019.

Cash Flows from Financing Activities

●	Net cash from financing activities was $34,200 for the year ended December 31, 2020. The Company issued convertible promissory notes in the amount of $33,200 and received a $1,000 advance from a stockholder which was used for working capital purposes.

●	Net cash from financing activities during the period from October 2, 2019 (Inception) through December 31, 2019 was $40, related to initial capital contributions to fund the corporate bank account.

12-Month Plan of Operation

Our business plan remains unchanged since the initial filing of our Form 1-A. We expect to incur a cash burn of $26.8 million (excluding legal and offering costs) over the next 12-18 months to acquire a storage and distribution warehouse, staff to support our sales and operational efforts, marketing and promotion advertisements through recognized social media networks and other marketing channels, product promotion samples, administrative support costs, offering costs and other administrative support costs. We expect to raise enough capital to move forward with our business plan and enable us sufficient cash flow to successfully launch our beverage offerings.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely, to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Item 3. Directors and Officers

Directors. Each Director of the Company is elected annually and holds office until the next annual general meeting of Shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the Articles of Incorporation, as amended and the Bylaws of the Company. Our last annual general meeting of shareholders was held on March 2, 2021 by waiver of notice of meeting. No date for the next annual meeting of stockholders is specified in the Company’s bylaws or has been fixed by the Board of Directors. Our current Board of Directors as of December 31, 2020 is set forth below:

Name	Role	Age	Term Start Date	Term End Date
Peter Scalise III	President, Chief Financial Officer, Chief Executive Officer, Sole Director	51	10/2/2019	None

Peter Scalise III, President, Chief Financial Officer, Chief Executive Officer, Sole Director. Mr. Scalise is the founder and has served as the sole executive officer since inception of the Company in October 2019. Mr. Scalise has over 25 years of entrepreneurial experience in the nutritional supplement/beverage industry and significant executive leadership experience overseeing all aspects of operations including research and development, sales, procurement, distribution, inventory control and marketing. Additionally, he has put together an experienced advisory committee to assist with the launch and implementation of the strategic plan for The3rdBevco Inc. Prior to founding the Company, he founded and served as CEO of several supplement and beverage companies, including Gear Sports Nutrition (November 2011 to October 2019), JOJO Energy Drinks (September 2008 to November 2011), Advanced Genetics (August 1997 to September 2008) and Huge Nutrition (June 1995 to August 1997).

He also has vast gained experience raising capital in the private and public sector during his tenure as CEO of two small cap public companies: MOJO Ventures (OTC symbol MOJO, from May 2011 to November 2011) and Limitless Venture Group Inc (OTC symbol LVGI, from April 2012 to December 2014). In these prior roles he gained proficiency developing marketing platforms, overseeing financial operations, budgeting, staff recruitment and development, negotiating and drafting commercial contracts and overseeing related functions. He has extensive SEC/FINRA compliance, DTC compliance, PCAOB accounting procedures, public company filings and reporting procedures, public securities offering documents and procedures, reverse merger procedure and compliance.

Committees of the Board of Directors. There are no committees of the Board of Directors. There is an advisory committee that provides guidance to the President and Chairman of the Board. Our advisory committee has industry veterans that have led some of the largest and most well-known Fortune 500 brands in the world. The Company intends to leverage their industry marketing expertise and market connections to enter our target markets.

The advisory committee includes the following members:

Steve McDermott. Steve has been building and advising world-class brands for 20+ years and has served as the Co-founder of Growth Drivers since May 2016. Prior to this role at Growth Drivers, he led brand strategy at VaynerMedia (May 2013 - February 2016), Boston Consulting Group (September 2016 - December 2017) and Kantar Retail (September 2011 - April 2013), and had operational responsibility for businesses at Unilever (November 2004 - September 2011) and the Pepsi-Lipton Partnership (February 2007 - November 2009). He has a proven track record translating consumer insight into strategy, meaningful brand propositions, effective communications, and activation, resulting in brand and business growth. Steve launched Pure Leaf iced tea while at Pepsi and his consulting work in shopper insight and retail execution was recognized by panel of The Coca-Cola Company's leaders. He is also an expert in using social media driving revenue for clients—his Facebook campaigns have performed in 97th and 100th percentiles as measured by Datalogix and Nielsen, respectively. Steve holds an MBA from NYU Stern School of Business and BA from The College of William & Mary.

Eric Berman. is a marketing leader with a 20-plus year track record of driving growth through consumer insight, innovation, and digital brand building. He has served as the Co-founder of Growth Drivers since he founded it in May 2016. He has delivered results within both large organizations and entrepreneurial environments. Eric is one of a few CPG marketers who has created, developed, and launched a successful new consumer platform: Country Crock Side Dishes (Unilever) +$115mm in retail sales. Prior to founding Growth Drivers, Eric led the consumer package goods team at Facebook (January 2011 to July 2016). Prior to Facebook, Eric was head of marketing for KIND Healthy Snacks (July 2009 to November 2010) and also held a variety of marketing leadership roles at Unilever (September 2000 to June 2009) and Johnson & Johnson (June 1996 to May 1999). Eric holds an MBA from NYU Stern School of Business and BA from Boston University.

Chris Bradley. Chris is a senior creative leader with over 20 years of experience in Creative Leadership roles and currently serves as Creative Partner of Growth Drivers. Prior to his current role he served as Creative Director for clients such as Budweiser, Bud Light, Stella Artois (May 2015 - May 2018), Volkswagen (February 2000 - May 2006), Samsung (January 2012 - January 2014), Sour Patch Kids, RITZ (May 2015 - May 2018), TRUTH (February 2000 - May 2006), Kodak, Motorola, Stolichnaya (April 2006 - July 2009), ampm, ARCO (July 2009 - January 2011) and non-profit organizations such as Feeding America (April 2006 - July 2009). His work has been recognized by: The Cannes Advertising Festival, The One Show, Clios Awards, The Effie’s, International Automotive Advertising Awards, Mobius Awards, The Addy’s, Tele Awards, The London International Awards, The ACD 100 Show, Communication Arts, Print Magazine, GRAPHIS and others. Industry speaking engagements across the US as a guest of Social Media Week, The Ad Club and has served as juror for the Effie’s. Chris holds a BA from Florida State University.

Officers. Our current executive officers as of December 31, 2020 is set forth below:

Name	Age	Position(s) Held
Peter Scalise III	51	President, Chief Financial Officer, Chief Executive Officer, Sole Director

For information with respect to Mr. Scalise, please see the information about the members of our Board of Directors on the preceding page.

There are no family relationships among any of our executive officers or directors.

Compensation of Directors

There was no compensation paid to any directors.

Executive Compensation

Name	Capacities in which compensation was received	Cash Compensation ($)(1)	Other Compensation (2)	Total Compensation ($)
Peter Scalise	President, Chief Financial Officer, Chief Executive Officer	$225,000	$20,400	$245,400

(1)	Amount reported represents total monthly salary accruals recorded during the year ended December 31, 2020. For the year ended December 31, 2020, cash salaries paid were $16,400. As of December 31, 2020, unpaid salary due to our CEO was $286,490.
(2)	Amount reported represents total monthly fixed monthly allowance accruals recorded during the year ended December 31, 2020. For the year ended December 31, 2020, fixed monthly allowances paid were $3,388. As of December 31, 2020, unpaid fixed monthly allowance was $22,112.

Compensation of Named Executive Officer (“NEOs”) is reviewed annually by Advisory Committee. The level of compensation for NEOs is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

Employment Agreements and Compensation Arrangements; Termination and Change in Control Provisions

There were no changes in our executive employment agreement with Mr. Peter Scalise, III, our President and Chairman of the Board.

Item 4. Security Ownership of Management and Certain Securityholders

Security Ownership of Directors and Executive Officers

As of December 31, 2020, Mr. Scalise was the sole director and executive officer with a direct ownership interest of 6,035,000 shares (or 32%) of Common Stock and 1 share of Series B preferred stock.

Security Ownership of Certain Beneficial Owners (Greater than 5% Holders)

The following table sets forth beneficial owners of more than 5% based on 18,599,999 outstanding shares of Common Stock as of December 31, 2020:

Name and Complete Mailing Address	Number of Shares of Common Stock	Percent of Common Stock Outstanding
The Jason Eric Job Gift Trust 2206 E. Bendamere Circle Millcreek UT 84109	5,111,760	27.5%
Jeffrey K. Warmann 441 Warren Way McDonough GA 30252	4,250,000	22.8%
C. Michael Kelly 35 Theresa Drive Malvern PA 19355	1,000,000	5.4%

Item 5. Interest of Management and Others in Certain Transactions

Related Party Transactions

A related person transaction is a consummated or currently proposed transaction in which the Company has been, is or will be a participant and the amount involved exceeds $50,000, and in which a related person (i.e., any director or executive officer or nominee for director, or any member of the immediate family of such person) has or will have a direct or indirect material interest. Related parties include key management personnel and companies under the control of key management personnel. Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Board and corporate officers, including the Company’s President and Chairman of the Board.

There was no reported related party transaction which exceeded $50,000 during the year ended December 31, 2020. During the period since inception (October 2, 2019) through December 31, 2019, the Company committed to a one-time brand development expense of $500,000 with the Company’s founder and majority stockholder

Item 6. Other Information

Unregistered Sales of Equity Securities and Use of Proceeds

On June 18, 2020, the Company issued to founders and officers a total of 18,599,999 in common shares and 1 share of Series B preferred to Peter Scalise III, President and Chairman of the Board. All common and preferred shares were issued at stated par value of $0.0001 per share; and there were no proceeds received in exchange for shares issued. The table below outlines shares issued to founders and officers of the Company. All shares were issued pursuant to Section 4(a)(2) of the Securities Act of 1933. A schedule of shares issued is shown below:

Name	Number of Shares of Common Stock	Percent of Common Stock Outstanding Prior to Offering
Peter Scalise, III	6,035,000	32.4%
The Jason Eric Job Gift Trust	5,111,760	27.5%
Jeffrey K. Warmann	4,250,000	22.8%
C. Michael Kelly	1,000,000	5.4%
Thomas J. Cox	500,000	2.7%
William Cavalier	400,000	2.2%
Steven McDermott	333,333	1.8%
Eric Berman	333,333	1.8%
Chris Bradley	333,333	1.8%
Jack W. Job	151,620	0.8%
Lois M. Job	151,620	0.8%
Total Common Stock	18,599,999	100.0%

Security Offering Raise Agreements

The Company entered into the following contractual agreements to commence significant capital raising activities in 2021:

●	Novation Solutions. The Company entered into a digital capital raising software as a service agreement on December 15, 2020, with Novation Solutions. The subscription term is one year and automatically renewable on an annual basis. Under the terms of the Agreement, Novation will provide a digital platform to manage capital raising activities, including set up of stock subscription agreements, signature of stock agreements and related materials, transfer agent forms, facilitate payment of stock subscriptions, and platform training. The Agreement requires an initial platform set up fee of $10,000 and a monthly subscription fee of $1,000 after the platform is live. Additional transaction fees of $15 will be charged separately for electronic signatures subscription payments processed on the platform. There has not been any substantial performance of this contract and no costs incurred to date.

●	Hybrid Financial Ltd. The Company entered into a digital marketing administrative service agreement on October 22, 2020, with Hybrid Financial Ltd. This term of this Agreement is effective during the Company's active offering period. Under the terms of the Agreement, Hybrid will provide Regulation A offering support services including inbound and outbound call support, market strategy development, technology platform support and coordination with participants involved in the Company's stock offering. Fees payable monthly based on actual services delivered under this Agreement. Fees may range from $50,000 to a maximum of $3 million, dependent upon a successful close of the offering. On December 8, 2021, this agreement was terminated without any financial penalties.

●	The Dalmore Group. The Company entered into a broker-dealer services agreement on September 17, 2020, with Dalmore Group, LLC. The Agreement is for one year and shall automatically renew for successive one-year periods thereafter unless notice of termination is received 60-days prior to the current term. Under the terms of the Agreement, Dalmore will provide Regulation A promotion offering services including review of investor information, compliance checks, accredited investor due diligence, review subscription agreements and coordinated with other third parties assisting with this offering. Dalmore is entitled to compensation equal to 100 basis points on the aggregate amount raised in connection with the Company's Regulation A offering. In 2020, the Company incurred a one-time advance out of pocket fee of $5,000 upon execution of the Agreement. The Company also incurred a one-time offering consulting fee of $20,000 upon receipt of a FINRA No Objection Letter and SEC Regulation A offering qualification. Fees incurred and due to Dalmore Group, LLC are recorded as deferred offering costs. The Company will be responsible for additional fees in connection with their exempt offering including a FINRA corporate best-efforts fee of $8,000.

●	William Cavalier, Esq. On April 20, 2020, the Company entered into a consulting agreement (the “Agreement”) with William Cavalier, Esq. (“Consultant”) for the provision of professional consulting services. Under the terms of the Agreement, Mr. Cavalier is entitled a monthly retainer of $2,500, direct equity grant of 2% (or 400,000 shares) of the Company’s outstanding common stock. Mr. Cavalier’s Agreement includes a future direct equity grant of 1% of the Company’s outstanding common stock 1-year after the date of the Agreement. See Note 8 of the financial statements for discussion regarding fair value and accounting for non-employee stock grants. Additionally, the agreement stipulates that the monthly retainer shall increase to $10,000 when the Company’s Regulation A+ registration is approved by the US Securities and Exchange Commission and upon receipt of investment capital of $1 million. This increase in fees is to compensate for the complexity associated with a being public filer. The conditions for the increase in monthly retainer had not been met as of December 31, 2020.

Item 7. Financial Statements

Index to Financial Statements

AUDITED FINANCIAL STATEMENTS	PAGE

Report of Independent Registered Public Accounting	F-2

Balance Sheets as of December 31, 2020 and 2019	F-4

Statements of Operations for the year ended December 31, 2020 and for the period from October 2, 2019 (Inception) to December 31, 2019	F-5

Statements of Changes in Stockholders’ Deficit for the year ended December 31, 2020 and for the period from October 2, 2019 (Inception) to December 31, 2019	F-6

Statements of Cash Flows for the year ended December 31, 2020 and for the period from October 2, 2019 (Inception) to December 31, 2019	F-7

Notes to the Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

The3rdBevco Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of The3rdBevco Inc. (the Company) as of December 31, 2020 and 2019, and the related statements of operations, stockholders’ deficit, and cash flows for the year ended December 31, 2020 and for the period from October 2, 2019 (Inception) to December 31, 2019, and the related notes to the financial statements (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year ended December 31, 2020 and for the period from October 2, 2019 (Inception) to December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred operating losses, has incurred negative cash flows from operations, has negative working capital, and has an accumulated deficit. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan regarding these matters is also described in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee or those charged with governance and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

D. Brooks and Associates CPAs, P.A.

/s/ D. Brooks and Associates CPAs, P.A.

We have served as the Company’s auditor since 2020.

Palm Beach Gardens, Florida

February 10, 2022

THE3RDBEVCO INC.

Balance Sheets

(Expressed in U.S. Dollars)

	DECEMBER 31,
	2020	2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$230	$-
Prepaid and other assets	25,000	-

Total current assets	$25,230	$-

TOTAL ASSETS	$25,230	$-
LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Accounts payable and accrued expenses	$67,630	$36
Accrued officer compensation	324,419	62,123
Accrued interest payable	222	-
Convertible promissory note payable	33,200	-
Stockholder advances	1,000	-
Accrued brand development fee, related party	500,000	500,000

Total current liabilities	926,471	562,159

TOTAL LIABILITIES	926,471	562,159

STOCKHOLDERS' DEFICIT
Preferred stock, Series B, $0.0001 par value; 1 share authorized; shares issued and outstanding were 1 and none , respectively	-	-
Common stock, $0.0001 par value; 100,000,000 shares authorized; issued and outstanding were 18,599,999 and none, respectively	1,860	-
Additional paid-in capital	(1,320)	40
Accumulated deficit	(901,781)	(562,199)

Total stockholders’ deficit	(901,241)	(562,159)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$25,230	$-

The accompanying notes are an integral part of these financial statements.

THE3RDBEVCO INC.

Statements of Operations

(Expressed in U.S. Dollars)

		PERIOD FROM OCTOBER 2, 2019 (INCEPTION) TO
	DECEMBER 31,	DECEMBER 31,
	2020	2019

REVENUES	$-	$-
COSTS OF GOODS SOLD	-	-
GROSS PROFIT	-	-

OPERATING EXPENSES
Brand development fee, related party	-	500,000
Officer compensation and related expenses	282,084	62,123
Professional fees	46,050	-
General and administrative expenses	11,227	76
Total operating expenses	339,361	562,199

LOSS FROM OPERATIONS	(339,361)	(562,199)
INTEREST EXPENSE	(221)

LOSS BEFORE INCOME TAX PROVISION	(339,582)	(562,199)
INCOME TAX PROVISION	-	-

NET LOSS	$(339,582)	$(562,199)

BASIC AND DILUTED LOSS PER SHARE	$(0.02)	$(0.03)
BASIC AND DILUTED WEIGHTED WEIGHTED-AVERAGE SHARES OUTSTANDING**	18,414,794	18,199,999

**	Basic and diluted weighted-average shares outstanding have been retrospectively adjusted to present the impact on earnings per share for the issuance of founder shares (see Note 7).

The accompanying notes are an integral part of these financial statements.

THE3RDBEVCO INC.

Statement of Changes in Stockholders’ Deficit

(Expressed in U.S. Dollars)

					Additional
	Preferred Stock		Common Stock		Paid-In	Accumulated
	Issued	Amount	Issued	Amount	Capital	Deficit	Total
Balance, October 2, 2019 (Inception)	-	$-	-	$-	$-	$-	$-
Capital contribution	-	-	-	-	40	-	40
Net loss	-	-	-	-	-	(562,199)	(562,199)
Balance, December 31, 2019	-	$-	-	-	$40	$(562,199)	$(562,159)
Capital contribution	-	-	-	-	100	-	100
Common stock issued to founders	-		18,199,999	1,820	(1,820)	-	-
Common stock issued for services	1	-	400,000	40	360	-	400
Net loss	-	-	-	-	-	(339,582)	(339,582)
Balance, December 31, 2020	1	$-	18,599,999	$1,860	$(1,320)	$(901,781)	$(901,241)

The accompanying notes are an integral part of these financial statements.

THE3RDBEVCO INC.

Statements of Cash Flows

(Expressed in U.S. Dollars)

		PERIOD FROM OCTOBER 2, 2019 (INCEPTION) TO
	DECEMBER 31,	DECEMBER 31,
	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(339,582)	$(562,199)
Changes in operating liabilities:
Prepaid expenses	(25,000)	-
Accounts payable	68,094	36
Accrued officer compensation	262,296	62,123
Accrued interest payable	222	-
Accrued brand development fee, related party	-	500,000
Net cash used in operating activities	(33,970)	(40)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible debt	33,200	-
Proceeds from stockholder advances	1,000	-
Net cash provided by financing activities	34,200	40

NET CHANGE IN CASH	230	-
CASH, beginning of period	-	-
CASH, end of period	$230	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid:
Interest	$-	$-
Income taxes	$-	$-

NON-CASH FINANCING ACTIVITIES:
400,000 shares of common stock issued in exchange for legal services	$400	$-
18,199,999 shares of common stock issued to founders for no consideration	$-	$-

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

The3rdBevCo, Inc. (referred as the “Company”) was incorporated in the State of New York and established on October 2, 2019 (“Inception” or “2019”) under the name LAID Beverages Inc. On January 24, 2020, the Company officially changed its name from LAID Beverages Inc. to The3rdBevCo Inc. as part of its multi-product brand strategy which includes the development of three differentiated brand offerings under the brand names LAID, CHILL’D and ProsecGO. The Company is a development-stage Company formed to commence operations related to development, distribution, sales, and marketing of beverages. The Company’s principal headquarters is located at 2805 Veterans Highway, Suite 15, Ronkonkoma, NY 11779.

The ongoing COVID-19 global and national health emergency has caused significant disruption in the international and United States economies and financial markets. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The spread of COVID-19 has caused illness, quarantines, cancellation of events and travel, business and school shutdowns, reduction in business activity and financial transactions, labor shortages, supply chain interruptions and overall economic and financial market instability. The COVID-19 pandemic has the potential to significantly impact the Company’s planned start-up activities and capital raise. Additionally, the Company’s service providers and their operations may be disrupted, which could result in additional disruptions or delays in development of the Company’s brands and promotional products.

The Company is not able to estimate the duration of the pandemic and potential impact on the business if disruptions occur. To date, the Company is not aware of any such disruptions. In addition, a severe prolonged economic downturn could result in a variety of risks to the business, including weakened demand for product and a decreased ability to raise additional capital when needed on acceptable terms, if at all. As the situation continues to evolve, the Company will continue to closely monitor market conditions and respond accordingly.

NOTE 2 – GOING CONCERN

The Company’s financial statements have been prepared assuming that it will continue as a going concern, which contemplates continuity of operations and liquidation of liabilities in the normal course of business. As reflected in the financial statements, the Company has no significant assets and an accumulated deficit and working capital deficit of $901,781 and $901,241, respectively, as of December 31, 2020, and incurred a net loss and used cash in operations of $339,582 and $33,970, respectively, for the year ended December 31, 2020. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern for a period of 12 months from the date of this report. The ability of the Company to continue as a going concern is dependent on the Company’s ability to implement its business plan, raise capital, and generate sufficient revenues. There is no guarantee that the Company will be able to raise sufficient capital or generate a level of revenues to sustain its operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company is a development stage corporation with limited operations and no revenues from business operations. The Company has performed an annual assessment of its ability to continue as a going concern as required under ASU No. 2014-15, Presentation of Financial Statements – Going Concern (“ASU No. 2014-15”) and concluded that the ability of the Company to continue as a going concern is dependent upon the Company’s ability to raise additional funds by way of a Regulation A, Tier 2 security offering of up to $50 million in proceeds which will be used to implement its full business plan. The Company has submitted for an extension of its Regulation A offering through 2022.

The Company’s business plan includes an anticipated cash burn of $26.8 million (excluding legal and offering costs) over the next 12-18 months to acquire a storage and distribution warehouse, staff to support sales and operational efforts, marketing and promotion advertisements through recognized social media networks and other marketing channels, product promotion samples, administrative support costs, and other administrative support costs. The Company’s business plan assumes a successful Regulation A, Tier 2 security offering of $50 million. While the Company believes in the viability of its strategy to raise the required capital and to commence operations with sufficient revenue to generate a profit, there can be no assurances to that effect.

NOTE 3 – SUMMARY OF SIGNIFCANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. The Company’s fiscal year end is December 31st.

Development Stage Company

The Company is a development stage company as defined in Accounting Standards Codification (“ASC”) 915 “Development Stage Entities.” The Company is devoting substantially all of its efforts on establishing the business and its planned principal operations have not commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities. The Company has elected to adopt application of Accounting Standards Update (“ASU”) No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements. Upon adoption, the Company no longer presents or discloses inception-to-date information and other remaining disclosure requirements of Topic 915.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company’s significant estimates include the valuation allowance against deferred tax assets and fair value of stock-based compensation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents for purposes of these financial statements. The Company had no cash equivalents as of December 31, 2020 and 2019. Interest-bearing cash deposits maintained by financial institutions in the United States of America are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to a maximum of $250,000. The Company had no cash balances in excess of Federal Deposit Insurance Corporation limits as of December 31, 2020 or 2019.

Convertible Debt

The Company evaluates the terms of convertible debt issues to determine whether there are embedded derivative instruments, including embedded conversion options, which are required to be bifurcated and accounted for separately as derivative financial instruments. In circumstances where the host instrument contains more than one embedded derivative instrument, including the conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. If a security or instrument becomes convertible only upon the occurrence of a future event outside the control of the Company, or, is convertible from inception, but contains conversion terms that change upon the occurrence of a future event, then any contingent beneficial conversion feature is measured and recognized when the triggering event occurs, and contingency has been resolved. Conversion features are accounted for as set forth below:

●	Embedded Derivatives. If the conversion feature within convertible debt meets the requirements to be treated as a derivative, we estimate the fair value of the convertible debt derivative using the Black Scholes method upon the date of issuance. If the fair value of the convertible debt derivative is higher than the face value of the convertible debt, the excess is immediately recognized as interest expense. Otherwise, the fair value of the convertible debt derivative is recorded as a liability with an offsetting amount recorded as a debt discount, which offsets the carrying amount of the debt. The convertible debt derivative is revalued at the end of each reporting period and any change in fair value is recorded as a gain or loss in the statement of operations. The debt discount is amortized through interest expense over the life of the debt.

●	Beneficial conversion feature. If the conversion feature is not treated as a derivative, the Company assesses whether it is a beneficial conversion feature (“BCF”). A BCF exists if the conversion price of the convertible debt instrument is less than the stock price on the commitment date. This typically occurs when the conversion price is less than the fair value of the stock on the date the instrument was issued. The value of a BCF is equal to the intrinsic value of the feature, the difference between the conversion price and the common stock into which it is convertible and is recorded as additional paid in capital and as a debt discount in the consolidated balance sheets. The Company amortizes the balance over the life of the underlying debt as amortization of debt discount expense in the statements of operations. If the debt is retired early, the associated debt discount is then recognized immediately as amortization of debt discount expense in the statements of operations.

If the conversion feature does not qualify for either the derivative treatment or as a BCF, the convertible debt is treated as traditional debt.

Fair Value of Financial Instruments

The estimated fair value of certain financial instruments, including accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Income Taxes

The Company accounts for income taxes pursuant to the provision of ASC 740-10, “Accounting for Income Taxes” (“ASC 740-10”), which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company follows the provision of ASC 740-10 related to Accounting for Uncertain Income Tax Positions. When tax returns are filed, there may be uncertainty about the merits of positions taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions.

Tax positions that meet the more likely than not recognition threshold are measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefit associated with tax positions taken that exceed the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all more likely than not to be upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits. The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

The Company has not filed its corporate tax returns since inception and accordingly accrued related late filing penalties of $435 per unfiled return. The Company is in the process of filing past due corporation tax return for tax years 2019 and 2020.

Revenue from Contracts with Customers

The Company adopted ASC 606, Revenue from Contracts with Customers, upon its inception on October 2, 2019. Revenue is recognized when performance obligations under the terms of the contracts with customers are satisfied. The Company’s performance obligation will generally consist of the promise to sell concentrates or finished products to bottling partners, wholesalers, distributors, or retailers. Control of the concentrates or finished products will be transferred upon shipment to, or receipt at, the customers’ locations, as determined by the specific terms of the contract. Once control is transferred to the customer, the Company has completed its performance obligation, and revenue will be recognized. The Company’s standard sales terms generally do not allow for a right of return except for matters related to any manufacturing defects caused by the Company. After completion of the Company’s performance obligation, there is an unconditional right to consideration as outlined in the contract. There were no contracts with customers entered into during the year ended December 31, 2020 or the period from inception to December 31, 2019. The Company has not recognized any revenues since its inception.

Advertising, Marketing and Promotion Costs

The Company expenses advertising, marketing and promotion costs related to its beverage products in the period in which the expenditure is incurred. Beverage products will be promoted through recognized social media networks and other marketing channels, and through product promotion samples at targeted events. There were no advertising, marketing and promotion costs incurred during the year ended December 31, 2020 or 2019.

Shipping and Handling Costs

Shipping and handling costs related to the movement of goods from manufacturing locations to sales distribution centers or from manufacturing locations or sales distribution centers to end customers will be included in cost of goods sold in the statement of operations. The Company’s customers will generally not pay separately for shipping and handling costs. Upon adoption of ASC 606, the Company made a policy election to recognize the cost of shipping and handling activities that are performed after a customer obtains control of the goods as costs to fulfill the promise to provide goods to the customer. As a result of this election, the Company does not evaluate whether shipping and handling activities are services promised to customers. If revenue is recognized for the related goods before the shipping and handling activities occur, the related costs of those shipping and handling activities are accrued. There were no shipping and handling costs incurred during the year ended December 31, 2020 or 2019.

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842). The updated guidance requires lessees to recognize lease assets and lease liabilities for most operating leases with a term of 12 months or more. In addition, the updated guidance requires that lessors separate lease and non-lease components in a contract in accordance with the new revenue guidance in ASC 606. The updated guidance is effective for interim and annual periods beginning after December 15, 2018. The Company does not currently have any leases that meet the requirements of Topic 842.

Stock-Based Compensation

Stock-based compensation is accounted for based on the requirements of ASC 718 – “Compensation–Stock Compensation”, which requires recognition in the financial statements of the cost of employee, non-employee and director services received in exchange for an award of equity instruments over the period the employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). The ASC also requires measurement of the cost of employee and director services received in exchange for an award based on the grant-date fair value of the award.

Basic Net Loss Per Share

The Company computes net loss per share in accordance with FASB ASC 260 “Earnings per Share”. Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive. As of December 31, 2020, there were $33,200 in convertible debt instruments (see Note 5) that could be converted at a price of $1.00 per share into 33,200 shares of common stock; however, inclusion would be anti-dilutive. There were no potentially dilutive shares outstanding as of December 31, 2019.

The issuance of founder shares on June 18, 2020 has been retrospectively presented in the weighted-average shares outstanding basic and diluted on the statement of operations in order to compute net loss per share basic and diluted for all periods.

Recent Accounting Pronouncements

In June 2018, the FASB issued ASU 2018-07, Compensation - Stock Compensation (Topic 718); Improvements to Nonemployee Share-Based Payment Accounting. Effective January 1, 2019, the Company adopted ASU 2018-07. The new guidance simplifies the accounting for share-based payments made to nonemployees. Under this ASU, share-based awards to nonemployees will be measured at fair value on the grant date of the awards. Entities will need to assess the probability of satisfying performance conditions if any are present, and awards will continue to be classified according to ASC 718 upon vesting, which eliminates the need to reassess classification upon vesting, consistent with awards granted to employees. The adoption of this ASU applied to non-employee stock grants issue during the year ended December 31, 2020; however, adoption of such did not have a material impact on the financial statements.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”)”. ASU 2019-12 was issued as a means to reduce the complexity of accounting for income taxes. The guidance is to be applied using a prospective method, excluding amendments related to franchise taxes, which should be applied on either a retrospective basis for all periods presented or a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The adoption of ASU 2019-12 did not have a material impact on the financial statements.

In August 2020, the FASB issued ASU No. 2020-06 (“ASU 2020-06”) , Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). The update simplifies the accounting for convertible debt instruments and convertible preferred stock by reducing the number of accounting models and limiting the number of embedded conversion features separately recognized from the primary contract. The guidance also includes targeted improvements to the disclosures for convertible instruments and earnings per share. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. The Company adopted ASU 2020-06 in the first quarter of 2021 using the modified retrospective method which resulted in a reduction in non-cash interest expense and reclassification of the equity portion of the Convertible Senior Notes to “Long-term debt” on the balance sheet. The Company did not elect to early adopt this new standard. The Company is continuing to evaluate the impact this new standard will have on its continued use of convertible debt instruments subsequent to December 31, 2020.

Management does not believe that any recently issued, but not yet effective accounting pronouncements, when adopted, will have a material effect on the accompanying financial statements.

NOTE 4 – RELATED PARTY TRANSACTIONS

Accrued Officer Compensation

On October 8, 2019, the Company entered into a five-year employment agreement (“Agreement”) with Mr. Peter Scalise, III, the Company’s President and Chairman of the Board. The Agreement is noncancelable in the first year unless death or disability occurs. Under the terms of the Agreement, the employee is entitled to a gross base annual salary of $225,000, payable weekly, subject to annual increases tied to the change in the consumer price index. Unpaid or salary deferrals shall bear interest of 15% simple interest which is included in accrued salary payable. Additionally, Mr. Scalise is entitled to fixed monthly expense allowances of $1,700. The Company has not been able to timely repay past due and current salary commitments required under the Agreement as they become due. Accrued officer compensation consisted of the following:

	DECEMBER 31,
	2020	2019
Accrued salary payable	$286,490	$53,015
Accrued payroll tax	15,817	4,008
Accrued monthly allowances	22,112	5,100
Total accrued expenses	$324,419	$62,123

Under the Agreement, Mr. Scalise is eligible to earn a bonus equal to 3% of the Company’s adjusted gross income (defined as gross revenues less cost of revenues and related operating expenses) and 3% of the Company’s pretax profit from operations. All earned incentive bonuses shall be payable 50% in cash and 50% in equity within 30 days after issuance of the annual audited financial statements. No bonus was earned or accrued as of December 31, 2020 or 2019, as the Company remains a development stage company with no revenues or net profit.

Accrued Brand Development Fee, Related Party

Further, per the Agreement Mr. Scalise is entitled to a brand development fee of $500,000 payable within 30 days of written request. The brand development fee is to be paid out of Company funds derived from proceeds in connection with a capital raise or line of credit. The Company accrued the full amount of his brand development fee upon execution of the Agreement which is presented on the accompanying balance sheet. As of the date of these financial statements, Mr. Scalise did not issue a demand for payment of the brand development fee. Accrued brand development fee consisted of the following:

	DECEMBER 31,
	2020	2019

Accrued brand development fee, related party	$500,000	$500,000
Total	$500,000	$500,000

Stockholder Advance and Subsequent Event

During the year ended December 31, 2020, a stockholder extended an unsecured loan of $1,000 to the Company to cover administrative costs. Stockholder advances are due on demand and are reported as current liabilities on the balance sheet. This stockholder loan was repaid subsequent to December 31, 2020.

Sublease Agreement

In June 2020, the Company executed a twelve-month sublease agreement with a related entity majority owned by the Company’s Chief Executive Officer, founder and majority stockholder. During the year ended December 31, 2020, the Company incurred rent expense with this related party under the sublease agreement totaling $4,025 which is included in general and administrative expenses on the statement of operations. As of December 31, 2020, the Company owed the related entity $3,450 for unpaid rent which has been included in accounts payable and accrued expenses on the accompanying balance sheet.

NOTE 5 – CONVERTIBLE PROMISSORY NOTES PAYABLE

The Company’s convertible promissory notes payable (“Convertible Notes”) consisted of the following:

	DECEMBER 31,
	2020	2019

Convertible Promissory Note, dated November 9, 2020, bearing interest at 11% per annum payable upon maturity on May 8, 2021, repaid in full on October 20, 2021	$25,000	$-

Convertible Promissory Note, dated December 17, 2020, bearing interest at 11% per annum payable upon maturity on May 16, 2022	8,200	-

Total Convertible Promissory Notes	$33,200	$-

The Convertible Notes above were issued to enable the Company to pay accrued salaries and to a lesser extent administrative start-up related costs. The unpaid principal and accrued interest of the Convertible Notes may be converted any time by the note holder before repayment at a rate of $1.00 into common share equivalents. Subsequent to any Convertible Note conversion into common stock equivalents, the Company has a right of first refusal, not the obligation, to reacquire converted shares at a price of $3.00 per share for the $25,000 convertible promissory note and $1.25 per share for the $8,200 convertible promissory note. There were no beneficial conversion features recognized in connection with these Convertible Notes.

NOTE 6 – INCOME TAXES

Income tax provision was as follows for the periods presented below:

		PERIOD FROM OCTOBER 2, 2019 (INCEPTION) TO
	DECEMBER 31,	DECEMBER 31,
	2020	2019
Total Income Tax Provision	$-	$-

The reconciliation of income tax provision (benefit) effective rates, which differs from the federal and state statutory was as follows for the periods presented below:

		PERIOD FROM OCTOBER 2, 2019 (INCEPTION) TO
	DECEMBER 31,	DECEMBER 31,
	2020	2019
Tax at U.S. federal statutory rate	21.00%	21.00%
Change in valuation allowance	-21.00%	-21.00%
	0.00%	0.00%

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets consisted of the following:

	DECEMBER 31, 2020	DECEMBER 31, 2019
Deferred tax assets:
Accrued brand development fee, related party	$130,675	$130,675
Accrued officer compensation	69,744	16,236
Share-based compensation	105	-
Net operating loss carryforward	35,157	20
Total deferred tax assets	$235,681	$146,931
Less: valuation allowance	(235,681)	(146,931)
Total deferred tax assets, net	$-	$-

The Company’s deferred tax assets predominantly consist of temporary differences arising from accrued brand development fees and accrued officer compensation. In assessing the ability to realize the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. A significant piece of objective negative evidence considered in management’s evaluation of the realizability of its deferred tax assets was the limited financial history and forecasted losses during the first full year of operations of the Company. On the basis of this evaluation, management recorded a valuation allowance against all deferred tax assets as the ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the period in which these temporary differences become deductible.

The Company files U.S. federal income tax returns with the Internal Revenue Service (“IRS”) as well as income tax returns in the State of New York. The Company has not filed its 2019 or 2020 federal and state corporate tax returns and accrued a minimum late filing penalty of $435 per unfiled return. The Company may be subject to examination by the IRS and the State of New York for tax years 2019 and forward. As of December 31, 2020, the Company is currently not under examination by the IRS or the State of New York. The Company did not have any unrecognized tax benefits at either December 31, 2020 or 2019. In the future, any interest and penalties related to uncertain tax positions will be recognized in income tax expense.

NOTE 7 – CAPITAL STRUCTURE

Common Stock

As of December 31, 2020, the Company had 50 million authorized shares of common stock with a par value of $0.0001. During the year ended December 31, 2020, the Company had the following issuances of common stock:

●	On June 18, 2020, the Company issued to founders and sole officer a total of 18,199,999 in common shares; of which 6,035,000 shares were issued to Peter Scalise III, President and Chairman of the Board. All common and preferred shares were issued at stated par value of $0.0001 per share. There were no proceeds received in exchange for founders shares issued. The issuance of these founder shares has been retrospectively presented in the weighted-average shares outstanding basic and diluted on the statement of operations in order to compute net loss per share basic and diluted for all periods.

●	On April 20, 2020 (“Effective Date”), the Company entered into a consulting agreement (the “Agreement”) with William Cavalier, Esq. (“Consultant”) for the provision of professional consulting services. Consulting services provided under this Agreement are essential to the Company to determine the viability of its products, target markets and other legal matters that affect the distribution and sale of the Company’s products and brands. The Consultant was granted 400,000 shares of common stock on the Effective Date with an estimated fair value of $400, based on current common stock issuances and financial position of the Company, and issued to Consultant on June 18, 2020. The Agreement includes a future non-employee grant of up to 1% of the total outstanding common stock of the Company 1-year after the Effective Date of the Agreement. For the year ended December 31, 2020, the Company recognized non-employee stock-based compensation expense of $400 within general and administrative expenses in the statement of operations.

For the period since inception through December 31, 2019, the Company did not issue any shares of common stock.

Preferred Stock

As of December 31, 2020, there was one authorized share of Series B preferred share with a par value of $0.0001. The Company issued the single share of Series B preferred on June 18, 2020 to Peter Scalise III, President and Chairman of the Board. The preferred share was issued at stated par value of $0.0001 per share; and there were no proceeds received in exchange for the preferred share issued. Board approved Series B preferred designation included the following terms and conditions:

●	Preferences. There were no dividend, liquidation, or redemption preferences.

●	Conversion. Convertible into 51% of the Company’s authorized common stock after a one year holding period; after which preferred shares may be converted with five days written notice.

●	Voting. Full voting rights and powers equal to those of common stockholders. One vote for each share of common stock into which Series B preferred could then be converted.

The above Series B preferred designation is not registered with the State of New York due to the fact that the State of New York does not register preferred stock designations.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Security Offering Raise Agreements

Novation Solutions. The Company entered into a digital capital raising software as a service agreement on December 15, 2020, with Novation Solutions. The subscription term is one year and automatically renewable on an annual basis. Under the terms of the Agreement, Novation will provide a digital platform to manage capital raising activities, including set up of stock subscription agreements, signature of stock agreements and related materials, transfer agent forms, facilitate payment of stock subscriptions, and platform training. The Agreement requires an initial platform set up fee of $10,000 and a monthly subscription fee of $1,000 after the platform is live. Additional transaction fees of $15 will be charged separately for electronic signatures subscription payments processed on the platform. The platform is not yet live and as such there were no costs incurred during the year ended December 31, 2020.

Hybrid Financial Ltd. The Company entered into a digital marketing administrative service agreement on October 22, 2020, with Hybrid Financial Ltd. This term of this Agreement is effective during the Company's active offering period. Under the terms of the Agreement, Hybrid will provide Regulation A offering support services including inbound and outbound call support, market strategy development, technology platform support and coordination with participants involved in the Company's stock offering. Fees payable monthly based on actual services delivered under this Agreement. Fees may range from $50,000 to a maximum of $3 million, dependent upon a successful close of the offering. This contract was terminated by the Company on December 8, 2021 in accordance with terms of the contract. There were no costs incurred in connection with this terminated contract and no fees to terminate this contract.

The Dalmore Group. The Company entered into a broker-dealer services agreement on September 17, 2020, with Dalmore Group, LLC. The Agreement is for one year and shall automatically renew for successive one-year periods thereafter unless notice of termination is received 60-days prior to the current term. Under the terms of the Agreement, Dalmore will provide Regulation A promotion offering services including review of investor information, compliance checks, accredited investor due diligence, review subscription agreements and coordinated with other third parties assisting with this offering. Dalmore is entitled to compensation equal to 100 basis points on the aggregate amount raised in connection with the Company's Regulation A offering. The Company accrued $25,000 to reflect fees due in connection with its Regulation A qualification and recorded these costs as deferred offering costs at December 31, 2020. The Company will be responsible for additional fees in connection with their exempt offering including a FINRA corporate best-efforts fee of $8,000.

William Cavalier, Esq. On April 20, 2020, the Company entered into a consulting agreement (the “Agreement”) with William Cavalier, Esq. (“Consultant”) for the provision of professional consulting services. Under the terms of the Agreement, Mr. Cavalier is entitled a monthly retainer of $2,500, direct equity grant of 2% (or 400,000 shares) of the Company’s outstanding common stock (see Note 7). Mr. Cavalier’s Agreement includes a future direct equity grant of 1% of the Company’s outstanding common stock 1-year after the date of the Agreement (see Note 8). Additionally, the agreement stipulates that the monthly retainer shall increase to $10,000 when the Company’s Regulation A+ registration is approved by the US Securities and Exchange Commission and upon receipt of investment capital of $1 million. This increase in fees is to compensate for the complexity associated with a public filer. The conditions for the increase in monthly retainer had not been met as of December 31, 2020.

NOTE 9 – SUBSEQUENT EVENTS

In accordance with ASC 855-10 the Company has analyzed its operations subsequent to the year ended December 31, 2020 to the date these financial statements were issued, and determined that the following was a material subsequent event to disclose in these financial statements.

Economic Injury Disaster Loan

On January 29, 2021, the Company executed the standard loan documents required for securing a loan (the “EIDL Loan”) from the SBA under its Economic Injury Disaster Loan (“EIDL”) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business. Pursuant to that certain Loan Authorization and Agreement (the “SBA Loan Agreement”), the principal amount of the EIDL Loan is up to $19,500, with proceeds to be used for working capital purposes. Interest accrues at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date of each advance. Installment payments, including principal and interest, are due monthly beginning eighteen (18) months from the date of the SBA Note in the amount of $96.00. The balance of principal and interest is payable thirty years from the date of the SBA Note. In connection therewith, the Company received a $19,500 advance.

Letter of Intent to Acquire Belight Ice Cream Brand

On February 23, 2021, the Company entered into a non-binding letter of intent to acquire the Belight Ice Cream brand from Profit4Life Corporation, a related party under common ownership by the Company’s Chief Executive Officer and Michael Kelly, a current stockholder of the Company. Assets include all proprietary formulations of all ice cream flavor. The purchase price is $850,000 payable in cash at a future closing which has not yet been determined. The Company intends to fund the purchase with funds raised in connection with its Regulation A Tier 2 offering.

Share Issuances

On January 25, 2022, the Company issued 200,000 shares of common stock to satisfy the requirements of its agreement with Mr. Cavalier (see Note 8). The Company also issued a total of 710,000 shares of common stock to advisors and consultants providing services in connection with start-up activities.

Convertible Note Issuances

Subsequent to December 31, 2020, the Company issued the following convertible promissory notes subject to the following terms and conditions:

Issue Date	Maturity Date	Principal Amount		Annual Interest Rate	Conversion Rate / Share	Key Terms, Conditions and Current Status
1/23/21	7/20/21	$5,000		11.0%	$1.00	On July 20, 2021, note holder converted all unpaid principal and interest into 5,000 shares. On September 22, 2021, the Company repurchased all 5,000 shares for $7,200, and recorded as treasury stock.
2/16/21	8/17/22	$100,000	*	12.5%	**	Additional consideration of 500,000 shares of common stock issued on February 16, 2021 and a success fee of $100,000 upon raising capital of at least $500,000. Note maturity was extended from August 17, 2021 to August 17, 2022 and the interest rate increased to 15%.Repayment of this note takes priority under certain conditions such as public offering or any type of private placement.
5/20/21	8/19/21	$30,000		14.0%	$1.00	Additional consideration of 75,000 shares of common stock issued on May 20, 2021. The Company repaid all principal and accrued interest of $31,410 on October 20, 2021.
6/16/21	12/15/22	$110,000	*	12.5%	**	Additional consideration of 600,000 shares of common stock issued on June 16, 2021 and a success fee of $100,000 upon raising capital of at least $500,000. Note maturity was extended from December 15, 2021 to December 15, 2022. Repayment of this note takes priority under certain conditions such as public offering or any type of private placement.
9/17/21	3/16/22	$275,000	*	12.5%	**	Additional consideration of 3,000,000 shares of common stock issued on September 17, 2021. Repayment of this note takes priority under certain conditions such as public offering or any type of private placement
Totals		$520,000

*	Convertible promissory note includes an original issue discount of ten (10) percent off the face value of the note. The fair value of additional shares of common stock will be allocated as original issue discount.

**	Convertible promissory note includes an optional conversion at 50% discount to Reg A offering price if converted to restricted stock; otherwise the conversion rate will be tied to the Reg A offering.

Lease Agreement. On September 29, 2021, the Company entered into a two (2) year office non-cancellable lease agreement which requires monthly lease payments of $2,800 plus a portion of operating expenses. This lease required an upfront security deposit of $5,600. The lease requires a total of $67,800 in rent payments of the life of the lease. This lease contains one 2-year extension with a rent adjustment equal to the greater of the change in the consumer price index or 4%.

Alliance Agreement. On October 26, 2021, the Company entered into a two (2) year alliance agreement with Eli Ventures, a Delaware corporation, with the goal of developing a line of branded non-alcoholic, functional mushroom infused drinks. Under this alliance agreement both parties equally share in management of this alliance. Additionally, both parties share equally in product profits and pay for losses associated with the branded products developed under this agreement. The financial accounting of this alliance shall be maintained by the Company and all cash receipts and disbursements facilitated under a separate bank account designated only for the alliance purposes.

Item 8. Exhibits

Exhibit No.	Description
2.1	Certificate of Incorporation of LAID Beverages Inc. dated October 2, 2019 (incorporated by reference to Exhibit 2.1 to the Company’s Form 1-A filed and effective on December 31, 2020)
2.2	Bylaws of LAID Beverages Inc. dated October 2, 2019 (incorporated by reference to Exhibit 2.2 to the Company’s Form 1-A filed and effective on December 31, 2020)
10.1	11% Convertible Promissory Note Agreement, dated November 9, 2020, by and between Justin Harris, an individual and The3rdBevco, Inc. (Filed herewith)
10.2	11% Convertible Promissory Note Agreement, dated November 9, 2020, by and between Thomas Cox, an individual and The3rdBevco, Inc. (Filed herewith)
10.3	Digital Capital Raising Software Agreement dated December 15, 2020, by and between Novation Solutions, Inc. and The3rdBevco, inc. (Filed herewith)
10.4	Digital Marketing Administrative Service Agreement dated October 22, 2020, by and between Hybrid Financial Ltd. and The3rdBevco, inc. (Filed herewith)
10.5	Broker Dealer Services Agreement dated September 17, 2020, by and between Dalmore Group, LLC and The3rdBevco, inc. (Filed herewith)
23.1	Consent of D. Brooks and Associates CPAs, P.A. (Filed herewith)

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE3RDBEVCO, INC.

By:	/s/ Peter Scalise
Peter Scalise President

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Peter Scalise
Peter Scalise Director

By:	/s/ Peter Scalise
Peter Scalise Principal Executive Officer

By:	/s/ Peter Scalise
Peter Scalise Principal Accounting and Financial Officer